                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                         Beverly Bancorporation, Inc.
                     ----------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
                     ----------------------------------
                       (Title of Class of Securities)

                               087830-10-5
                     ----------------------------------
                              (CUSIP Number)



   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 4 Pages

CUSIP No. 087830-10-5              13G                Page 2  of  4  Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Anthony R. Pasquinelli - ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                                            U.S.
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power            324,952.2
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power             50,000
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power            324,952.2
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power             50,000
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
           374,952.2
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                 6.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                   Page 2 of 4 Pages

Item 1.   (a)  Name of Issuer:

               Beverly Bancorporation, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               16345 South Harlem Avenue, Suite 3E
               Tinley Park, Illinois 60477

Item 2.   (a)  Name of Person Filing:

               Anthony R. Pasquinelli

          (b)  Address of Principal Business Office:

               905 West 175th Street
               Homewood, Illinois 60430

          (c)  Citizenship:  United States

          (d)  Title of Class of Securities:

               Common Stock, $.01 par value

          (e)  CUSIP Number: 087830-10-5

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.

Item 4.   OWNERSHIP:

          (a)  Amount Beneficially Owned: 374,952.2 shares

          This amount includes 37,394.5 shares of Common Stock held by Beverly Trust Company as trustee of certain trusts, the beneficiary of which is Mr. Pasquinelli.

          This amount includes 22,364.4 shares of Common Stock that could be acquired through the exercise of stock options, and 2,100 shares of Common Stock held through the self administered 401-K plan of Pasquinelli Construction Company.

          This amount includes 50,000 shares of Common Stock held by the Pasquinelli Family Foundation. Mr. Pasquinelli shares control of the Pasquinelli Family Foundation.


                                 Page 3 of 4 Pages

          (b)  Percent of Class:   6.8%

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 324,952.2 shares

               (ii) shared power to vote or to direct the vote: 50,000 shares

               (iii) sole power to dispose or to direct the disposition of:
                     324,952.2 shares

               (iv) shared power to dispose or to direct the disposition of:
                    50,000 shares

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

Item 10.  CERTIFICATION:

               Not Applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1998

                                           /s/ Anthony R. Pasquinelli
                                           --------------------------
                                           Anthony R. Pasquinelli


                           Page 4 of 4 Pages